UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              China Biopharma, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    16937L107
                 ----------------------------------------------
                                 (CUSIP Number)


                                December 13, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                EXPLANATORY NOTE

         This Amendment No. 1 to Schedule 13G (this "Amendment") amends and restates in its entirety the Schedule 13G originally filed on March 1, 2007 (the "Original Schedule 13G") by and on behalf of Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Reporting Person").

         The Reporting Person is filing this Amendment to indicate that the Original Schedule 13G was filed in error and should be treated as if it were withdrawn. The Original Schedule 13G reported the percentage of beneficial ownership of the Common Stock of the Issuer, China Biopharma, Inc., as 4.99%, and was not required to be filed because the Reporting Person's beneficial ownership was less than 5%.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 14, 2007

                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz
                                           Portfolio Manager



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